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SEC[illegible] 17017965 [illegible]SSION
Washington, D.C. 20549

SEC Mail Processing Section JUN 15 2017 Washington DC 408

SEC Mail Processing Section JUN 19 2017 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42793

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **APRIL 1, 2016** (MM/DD/YY) AND ENDING **MARCH 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EURO-AMERICAN EQUITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 FOREST AVENUE S.E.
(No. and Street)

MERCER ISLAND	**WASHINGTON**	**98040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS CHENOWETH **(206) 232-9290**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS CHENOWETH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or EURO-AMERICAN EQUITIES, INC., as of MARCH 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Public Notary



CHIDOZIE V OKOYE
COMMISSION EXPIRES
NOTARY
PUBLIC
04-11-19
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO-AMERICAN EQUITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2017

EURO-AMERICAN EQUITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017

TABLE OF CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Euro-American Equities, Inc.

We have audited the accompanying statement of financial condition of Euro-American Equities, Inc. as of March 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Euro-American Equities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Euro-American Equities, Inc.'s financial statements. The supplemental information is the responsibility of Euro-American Equities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

June 8, 2017

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS

Assets:		
Cash	$	12,959
Investments - available for sale		22,506
Other assets		23
Total assets	$	35,488

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized, issued and outstanding	$	5,000
Additional paid-in capital		23,559
Retained earnings (deficit)		(6,015)
Accumulated other comprehensive income		12,944
Total Stockholders' Equity		35,488

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2017

Revenues:	
Commissions	$ 51,707
Dividends	363
Total revenues	52,070
Expenses:	
Commission - related party	12,552
Professional fees	3,273
Rent - related party	23,060
Utilities - related party	3,674
Other operating expenses	7,688
Total expenses	50,247
Net income (loss)	1,823
Other comprehensive income	
Unrealized gain on investments	1,162
Total Comprehensive income (loss)	$ 2,985

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2017

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances, March 31, 2016	1,000	$ 5,000	$ 23,559	$ (7,838)	$ 11,782	$ 32,503
Net income (loss)	-	-	-	1,823	1,162	2,985
Balances, March 31, 2017	1,000	$ 5,000	$ 23,559	$ (6,015)	$ 12,944	$ 35,488

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

Cash flows from operating activities:	
Net income (Loss)	$ 1,823
Adjustments to reconcile net income to net cash flows used by operating activities:	
(Increase) decrease in:	
Rounding	(1)
Net cash provided by operating activities	1,822
Net increase in cash and cash equivalents	1,822
Cash and cash equivalents at beginning of period	11,137
Cash and cash equivalents at end of period	$ 12,959

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Euro-American Equities, Inc. (the Company), a Washington corporation, began operations in June 1990. The Company is a registered securities broker-dealer selling mutual funds, variable annuities and direct placements.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2017, the Company had no uninsured cash balances.

Commission revenue

The Company records revenue and related expenses as earned.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes according to, FASB ASC 740-10-50 (formerly SFAS No. 109) and FIN 48, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments and Valuation of Investments

The Company's investments are classified as available-for-sale-securities and are considered to be held for an indefinite period. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value on the statement of financial condition, with the change in fair value excluded from earnings and recorded as a component of other comprehensive income (loss) included in stockholders' equity. Unrealized holding gain on such securities was $1,163 for the year ended March 31, 2017.

Realized gains or losses are recorded upon disposition of investments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method.

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities

Note 1 – Summary of Significant Accounting Policies (continued)

Investments and Valuation of Investments (continued)

existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values investments in mutual funds based upon the mutual fund's daily ending net asset value. The mutual fund's net asset value is determined as of the close of the New York Stock Exchange normally 4:00 P.M. Eastern time, on each day the Exchange is open for trading. These investments are considered Level 1 of the fair value hierarchy.

The following table presents information about the Company's assets measured at fair value as of March 31, 2017:

Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Balance as of March 31, 2017
$ 22,506	$ -	$ -	$ 22,506

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2017, the Company had excess net capital of $27,089 and a net capital ratio (aggregate of indebtedness to net capital) was 0.00 to 1.

Note 3 – Related Party Transactions

All of the Company's revenue is generated from financial products sold by the stockholders of the Company. Commissions paid or accrued to these shareholders during the year ended March 31, 2017 totaled $12,552.

In January 2010, the Company entered into an indefinite lease agreement for office space from its stockholder. The monthly lease payment is $1,833. The Company paid varying amounts for the year ended March 31, 2017 depending on cash flow. The Company additionally reimburses the stockholder for utilities and other expenses. There is nothing due the stockholder if the amount paid is less than the agreement.

The Company incurred rental expense of $23,060 and utility expenses of $3,674 during the year ended March 31, 2017.

Note 4 - Income Taxes

Income taxes when recorded are accounted for under the asset and liabilities method. For the year ended March 31, 2017, the Company did not record a provision for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and any operating loss carryforwards. At March 31, 2017, the Company has no reportable deferred tax assets, deferred tax liabilities, or net operating loss carryforwards.

The Company's tax returns are subject to possible examination by the taxing authorities. The federal and state income tax returns of the Company for 2016, 2015 and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 5 – Financial Instruments, Off-Balance Sheet Risks and Contingencies

The Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to March 31, 2017.

The Company does not have deposits in banks in excess of the FDIC insured amount of $250,000 at March 31, 2017.

Note 6 - Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through June 8, 2017, the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2017 requiring disclosure.

SCHEDULE I
EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF MARCH 31, 2017

Computation of basic net capital requirements:	
Total stockholders' equity qualified for net capital	$ 35,488
Deductions:	
Non-allowable assets	
Other assets	23
Net capital before haircuts and securities positions	35,465
Haircuts:	
Securities positions	3,376
Net capital	32,089
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($0)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	5,000
Excess net capital	$ 27,089

There were no material differences existing between the above computation and the computation Included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of March 31, 2017. Accordingly, no reconciliation is necessary.

SCHEDULE II
EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2017

Total aggregate indebtedness:	
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00% to 1

SHEDULE III

EURO-AMERICAN EQUITIES, INC.

**INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2017**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Euro-American Equities, Inc.

We have reviewed management's statements, included in the accompanying Euro-American Equities, Inc. Exemption Report, in which (1) Euro-American Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Euro-American Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Euro-American Equities, Inc. stated that Euro-American Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Euro-American Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Euro-American Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

June 8, 2017

EURO-*AMERICAN EQUITIES, Inc.*

www.Euro-AmericanEquities.com

4327 Forest Avenue
Mercer Island WA 98040
206-232-9290
888-888-9789 [Toll Free]
206-232-7691 [Fax]
Info@Euro-AmericanEquities.com

Broker / Dealer   Member NASD

Euro-American Equities, Inc. (the "company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R.) 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17C.F.R. 240.15c3-3(k) (1) – Limited business (mutual funds and/or variable annuities only) and

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) (1) throughout the most recent fiscal year without exception.

I, Thomas D. Chenoweth, affirm/swear that, to the best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President